EXHIBIT (a)(5)(B)

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**Speaker:** Mateo

If you’re a current holder of Class A LP Capital, you have the opportunity to exchange some or all of it for the new Class B LP Capital. Before you make any decisions, let’s make sure you understand the differences between each class — and what the exchange offer actually involves.

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**Speaker:** Mateo

Returns on Class A LP Capital consist of two components: a 7.5% fixed return and an additional variable return, which is based on firm profitability. Consistent with past practice, the 7.5% fixed return component will continue to be distributed monthly.

Beginning in 2027, the firm’s practice will change to distributing the variable component quarterly instead of twice per year.

Returns on Class B LP Capital are fully variable and subject to firm profitability. The firm’s planned practice is to make monthly distributions targeted to equal a 10% annual return and to make quarterly distributions of any variable return in excess of 10%, subject to firm profitability. A full reconciliation of overall annual return will be made after the end of the fourth quarter.

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**Speaker:** Mateo

The fully variable return on Class B LP Capital will be calculated differently from the variable return component of Class A LP Capital.

The calculation of variable returns on Class A LP Capital has been adjusted to maintain the economic position of Class A LP Capital as it existed prior to the introduction of Class B LP Capital.

In contrast, variable returns on Class B LP Capital, once it’s issued, will be calculated using the same methodology that will be used to determine returns on capital held by retired General Partners.

Historic annual total returns for both — Class A LP Capital, that is fixed plus variable, and returns on capital held by retired General Partners over the past 20 years — are available on JonesLink.

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**Speaker:** Mateo

In mid-September, all Class A LP Capital holders will receive an email about the exchange offer — which is a separate offering from the offer to purchase Class B LP Capital. Not everyone receiving an exchange offer will be receiving an offer to purchase additional capital. If you are a Class A LP Capital Holder, you will have until December 28th to finalize your decision about the exchange. If you don’t take any action, you will simply continue to hold your current interests. If you elect to exchange, the Class B LP Capital will be issued on January 4th, 2027.

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**Speaker:** Mateo

If you hold Class A LP Capital, you have three options: exchange it all, exchange a portion, or keep it all.

If you choose a partial exchange, you must maintain a minimum of $5,000 in both Class A LP Capital and Class B LP Capital after the exchange. Exchanges can be made in increments of $100.

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**Speaker:** Mateo

One thing to know before you decide: after the exchange takes effect on January 4, 2027, that choice is permanent.

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**Speaker:** Mateo

This is your decision to make — and it deserves careful thought. The exchange offer documents provided to you will walk through this information in detail. There is also additional information on JonesLink — including, among other things, historical information on returns on Class A LP Capital and capital held by retired General Partners, and information on how and when distributions are planned to be made. We encourage you to review the exchange offer documents and to reach out to your advisors if you have questions specific to your situation.

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